FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

No. 124 Cao Bao Road

Xu Hui District

Shanghai 200235, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

	By:	/s/ May Wu
	Name:	May Wu
	Title:	Chief Financial Officer

Date: January 13, 2009

Exhibit 99.1

Home Inns Provides Update on Preliminary Fourth Quarter Results

Company Expects Fourth Quarter Revenue at Low End of Previous Guidance Range due

to RevPAR Impact of Slowing Domestic Economy; Balance Sheet Improved through Debt Reduction

Shanghai, January 9, 2009 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today provided an update regarding the impact of the slowing domestic economy on the Company’s results. The recent global economic situation has led to reduced business travel activities in China, and as a result, the Company experienced contraction in both chain-wide and like-for-like RevPAR (revenue per available room) during the fourth quarter of 2008.

For the fourth quarter, the chain-wide occupancy rate was 84%, and ADR (average daily rate) was RMB 167. This resulted in fourth quarter RevPAR of RMB 141, a decline of 9% from RevPAR of RMB 155 for the fourth quarter of 2007. Also for the fourth quarter of 2008, like-for-like RevPAR for hotels that opened for at least 18 months contracted 3.9% compared to the same period in 2007. Due to such challenges, the Company believes that its revenue for the fourth quarter of 2008 will be at the low end of its previously announced forecasted range of RMB 535 – 555 million.

Home Inns opened a net of 205 new hotels in 2008, slightly exceeding its target of 200 new hotels for the year, to reach a total of 471 hotels in operation covering 94 cities in China. The 471 hotels in operation consist of 326 leased-and-operated hotels, which include the new H Hotel in Shanghai, and 145 franchised-and-managed hotels.

On a separate note, during the fourth quarter of 2008 the Company repurchased and retired RMB 219 million of its own convertible bonds for total cash consideration of US$16.59 million. After the repurchase, the Company had convertible bonds outstanding of RMB 895.7 million including principal and accrued interest. The Company expects to recognize a gain for the convertible bond repurchases in the fourth quarter of 2008 and may effect additional such transactions in the future.

Home Inns plans to attend Deutsche Bank’s Access China Conference 2009, which will take place from January 13 through January 15, 2009 in Beijing, China. Attending the conference from Home Inns will be May Wu, Chief Financial Officer, and Ethan Ruan, Investor Relations Manager. On January 14, the Company will give a group presentation and hold investor meetings.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADS’s, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2008 as well as Home Inns’ strategic and operational plans contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of January 9, 2009, and Home Inns undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Ethan Ruan

Home Inns & Hotels Management Inc.

Tel: +86-21-3401-9898 x2004

Email: zjruan@homeinns.com

FD Beijing

Peter Schmidt

Tel: +86-10-8591-1953

Email: peter.schmidt@fd.com

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